AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 1997.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )

               SierraWest Bancorp (formerly Sierra Tahoe Bancorp)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock No Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                   826527-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                 James F. Dierberg, President, First Banks, Inc.
                        135 N. Meramec, Clayton, MO 63105
                                 (314) 854-4600
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  March 4, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


THIS STATEMENT  CONTAINS  ELEVEN (11) PAGES AND THE EXHIBIT INDEX IS ON PAGE SIX
(6).

SCHEDULE 13D
----------------------------------------       --------------------------------
CUSIP NO.  826527-10-3                                     Page 2 of 11 Pages
----------------------------------------       --------------------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    INVESTORS OF AMERICA, LIMITED PARTNERSHIP
                        (Formerly Dierberg Four, L.P.)
                    43-1521079
---------- --------------------------------------------------------------- -----
---------- --------------------------------------------------------------- -----
2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*                (a)
                                                                           (b)X

---------- --------------------------------------------------------------- -----
---------- --------------------------------------------------------------- -----
3          SEC USE ONLY


---------- --------------------------------------------------------------- -----
---------- --------------------------------------------------------------- -----
4          SOURCE OF FUNDS*

           Not Applicable - Conversion of Debentures to Common Stock
---------- --------------------------------------------------------------- -----
---------- --------------------------------------------------------------- -----
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS2(d) OR 2(e)

---------- --------------------------------------------------------------- ----
---------- --------------------------------------------------------------- ----
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA
---------- --------------------------------------------------------------- ----
------------------- -------- --------------------------------------------- ----
    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 282,900
                    -------- --------------------------------------------- ----
                    -------- --------------------------------------------- ----
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
                    -------- --------------------------------------------- ----
                    -------- --------------------------------------------- ----
       EACH         9        SOLE DISPOSITIVE POWER

    REPORTING                282,900
                    -------- --------------------------------------------- ----
                    -------- --------------------------------------------- ----
      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
------------------- -------- ---------------------------------------------------
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            282,900
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.6%
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IV, PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         The statement on Schedule 13D filed by the reporting person on February 29, 1996 to report ownership of 8-1/2% Convertible Subordinated Debentures due February 1, 2004 (the "Debentures") issued by SierraWest Bancorp (formerly Sierra Tahoe Bancorp), 10181 Truckee Tahoe Airport Road, Truckee, California 96161 ("Sierra"), is hereby amended as follows:.

Item 2. Identity and Background

         This statement is filed by Investors of America, Limited Partnership (formerly Dierberg Four, L.P.), a Nevada limited partnership ("Investors"). The general partner of Investors is First Securities America, Inc., a Missouri
corporation. James F. Dierberg is the controlling shareholder of First Securities America, Inc. The directors and officers of First Securities America, Inc. are James F. Dierberg (President and Director) and Mary W. Dierberg (Secretary, Treasurer and Director).

         The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits 2A through 2D, and is incorporated herein by reference.

         The information disclosed in Exhibits 2A through 2D is included pursuant to General Instruction C to Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

         Not applicable. This amended statement is being filed by Investors to report the conversion of $2,829,000 principal amount of Debentures into 282,900 shares of the common stock, no par value (the "Common Stock"), of Sierra at a conversion price of $10.00 per share.

Item 4. Purpose of Transaction

          The Debentures were convertible at any time prior to maturity, unless previously redeemed, into shares of the Common Stock of Sierra at a conversion price of $10.00 per share, subject to adjustment in certain events. Investors elected to convert the $2,829,000 principal amount of the Debentures into 282,900 shares of the Common Stock of Sierra. Investors has the following plans with respect to the Common Stock:

         (a) The shares of Common Stock covered by this statement are being held for investment purposes. Investors intends to continually assess the market for the Common Stock. Investors or an affiliate may purchase additional shares or dispose of such shares of the Common Stock from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares. However, it is recognized that if, in the future, certain levels of share ownership are exceeded, certain banking regulatory approvals may be required.

         (b-j)  None


Item 5. Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by Investors is based upon 3,278,764 shares outstanding at March 31, 1997, as indicated in a response to an inquiry made to Sierra. On April 1, 1997,
Investors beneficially owned 282,900 shares of the Common Stock, or approximately 8.628% of such number of shares.

         (b) Investors beneficially owns 282,900 shares of Common Stock and has the sole power to vote and dispose of such shares.

         (c) All transactions in the shares of Common Stock and Debentures effected by Investors during the past sixty days are described on Exhibit 5(c) attached hereto.

          (d-e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Investors is under the control of James F. Dierberg. See Item 2. above. James F. Dierberg and Mary W. Dierberg are husband and wife.

Item 7. Material to Be Filed as Exhibits

         Exhibit 5(c) - Transactions in the Common Stock and Debentures effected during the past sixty days.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        INVESTORS OF AMERICA,
                                        LIMITED PARTNERSHIP



Date: April 2, 1997                     By:/s/James F. Dierberg
      -------------                     -----------------------
                                        James F. Dierberg, President of
                                        First Securities America, Inc.,
                                        General Partner

                                  EXHIBIT INDEX




Exhibit No.                                                            Page No.

Exhibit 2A                                                                7

Exhibit 2B                                                                8

Exhibit 2C                                                                9

Exhibit 2D                                                                10

Exhibit 5(c)                                                              11

                                   Exhibit 2A


INVESTORS OF AMERICA, LIMITED PARTNERSHIP


State or Other Place of Organization:                 Nevada


Principal Business:                                   Investment in real estate
                                                      and stocks


Address of Principal Business:                        39 Glen Eagles Drive
                                                      St. Louis, Missouri 63124


Address of Principal Office:                          39 Glen Eagles Drive
                                                      St. Louis, Missouri 63124


Criminal Proceedings During Last 5 Years:                                 None


Civil Proceedings During Last 5 Years:                                    None

                                   Exhibit 2B


FIRST SECURITIES AMERICA, INC. (General   Partner    of   Investors  of America,
                                Limited Partnership)


State or Other Place of Organization:                 Missouri


Principal Business:                                   Insurance and investments


Address of Principal Business:                        Suite 404
                                                      135 North Meramec,
                                                      Clayton, Missouri 63105


Address of Principal Office:                          Suite 404
                                                      135 North Meramec,
                                                      Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:             None


Civil Proceedings During Last 5 Years:                None

                                   Exhibit 2C


JAMES F. DIERBERG (Director and President of First Securities America, Inc.; controlling shareholder of First Securities America, Inc.)


Residence or Business Address:                        39 Glen Eagles Drive, St.
                                                      Louis, Missouri 63124


Principal Occupation or Employment:                   Financial services


Name of Employer:                                     First Banks, Inc.


Principal Business:                                   Bank holding company


Address:                                              135 North Meramec,
                                                      Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:             None


Civil Proceedings During Last 5 Years:                None


Citizenship:                                          U.S.A.

                                   Exhibit 2D


MARY W. DIERBERG (Director, Secretary and Treasurer of First Securities America,
                   Inc.)


Residence or Business Address:                     39 Glen Eagles Drive, St.
                                                   Louis, Missouri 63124


Principal Occupation or Employment:                Housewife


Criminal Proceedings During Last 5 Years:          None


Civil Proceedings During Last 5 Years:             None


Citizenship:                                       U.S.A.

                                  Exhibit 5(c)

                    INVESTORS OF AMERICA, LIMITED PARTNERSHIP

                   (Transactions Effected Within Past 60 Days)


CONVERSION OF 8-1/2% CONVERTIBLE SUBORDINATED DEBENTURES

Debenture                                                  Number
Principal Amount              Date Converted               Common Shares

$1,300,000                    March 4, 1997                130,000
$1,529,000                    March 17, 1997               152,900